March 21, 2013

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	NV5 Holdings, Inc.
Registration Statement on Form S-1, as amended (“Registration
Statement”)
File No. 333-186229

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Roth Capital Partners, LLC, as underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 3:00 p.m., Washington D.C. time, on Monday, March 25, 2013, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: March 11, 2013

(ii)	Dates of distribution: March 11, 2013 – March 20, 2013

(iii)	Number of prospective dealers to whom the preliminary prospectus was furnished: 0

(iv)	Number of prospectuses so distributed: 264

(i)	Date of preliminary prospectus: March 20, 2013

(ii)	Dates of distribution: March 20, 2013 – March 21, 2013

(iii)	Number of prospective dealers to whom the preliminary prospectus was furnished: 0

(iv)	Number of prospectuses so distributed: 267

We have been advised that on March 21, 2013, the Financial Industry Regulatory Authority determined to raise its verbal no objections with respect to the fairness of the terms and arrangements of the offering following a review of the offering contemplated by the Registration Statement.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron Gurewitz
Name: Aaron Gurewitz
Title: Head of Equity Capital Markets